                        [CIGNA NEWS RELEASE LETTERHEAD]


                                   EXHIBIT 20

For Release:     IMMEDIATE

Contact: ROBERT W. SULLIVAN, FINANCIAL RELATIONS - (215) 761-6130 MICHAEL J. MONROE, MEDIA RELATIONS - (215) 761-6133


                 CIGNA'S FOURTH QUARTER AND YEAR-END 1994 RESULTS

PHILADELPHIA, FEBRUARY 13, 1995 -- CIGNA Corporation (NYSE:CI) today reported fourth quarter 1994 consolidated net income of $182 million ($2.52 per share), compared with $194 million ($2.70 per share) a year ago. Fourth quarter 1993 results included realized investment gains of $102 million, primarily related to investment portfolio restructuring activities. For full year 1994, consolidated net income was $554 million ($7.66 per share), compared with $234 million ($3.25 per share) in 1993.

OPERATING INCOME*
Operating income for the fourth quarter and full year 1994 improved significantly over comparable periods of 1993. The fourth quarter 1994 operating income was $184 million, double the $92 million reported in 1993. For full year 1994, operating income was $526 million versus $10 million in 1993.

"The health, pension and life businesses together produced strong operating income in 1994 and are well positioned for 1995. Although still weak, results for the property and casualty operations, excluding asbestos and environmental losses, showed continued improvement throughout the year. Overall property and casualty performance, including asbestos and environmental losses, remained poor in 1994," said Bill Taylor, CIGNA's Chief Executive Officer.



* Operating income is defined as net income excluding realized investment gains and losses.

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                                     - 2 -



REALIZED GAINS/LOSSES
The 1994 fourth quarter consolidated net income included after-tax realized investment losses of $2 million ($0.02 per share), compared with gains of $102 million ($1.42 per share) for the same period of 1993. For full year 1994, consolidated net income included after-tax realized investment gains of $28 million ($0.39 per share), compared with gains of $224 million ($3.11 per share) for the full year 1993.

REVENUES
Consolidated revenues for the fourth quarter of 1994 were $4.7 billion, compared with $4.9 billion for the same period in 1993. Consolidated revenues were $18.4 billion for both 1994 and 1993.

ASSETS/SHAREHOLDERS' EQUITY
Assets at December 31, 1994 were approximately $86 billion, compared with approximately $85 billion at year-end 1993. Shareholders' equity was $5.8 billion ($80.46 per share) at December 31, 1994, compared with $6.6 billion ($91.30 per share) at December 31, 1993. The 1994 decrease in Shareholders' equity reflects the mark to market requirement of accounting pronouncement SFAS 115, which reduced the unrealized appreciation of fixed maturities carried at fair value by approximately $1.1 billion due to the upward movement in interest rates.

SEGMENT RESULTS:
EMPLOYEE LIFE AND HEALTH BENEFITS
This segment, which includes CIGNA's HMO and indemnity operations, had operating income of $150 million in the fourth quarter of 1994. This compares with operating income of $155
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million in the fourth quarter of 1993.  For 1994, operating income was
$531 million, compared with $463 million in 1993.

For full year 1994, operating income reflected improvements in both the HMO and indemnity operations. The 1994 HMO earnings increased 44%, primarily due to strong membership growth, favorable medical cost experience and rate increases. HMO medical membership grew by 623,000 covered lives, or 23% in 1994.
Indemnity improvements reflected improved results in group life and medical businesses.

EMPLOYEE RETIREMENT AND SAVINGS BENEFITS
This segment, which operates in the defined benefit and defined contribution markets, had operating income of $48 million in the fourth quarter of 1994. This compares with operating income of $44 million in the fourth quarter of 1993. For 1994, operating income was $184 million, compared with $182 million in 1993.

The increase in operating income for full year 1994 primarily reflected improved interest margins on the defined contribution business.

Assets under management at December 31, 1994 were $33.9 billion, a decrease of 2% from $34.5 billion as of December 31, 1993, reflecting a decline of $750 million due to SFAS 115.

INDIVIDUAL FINANCIAL SERVICES
This segment, which includes individual and corporate-owned life insurance, life and health reinsurance, and annuity businesses, had operating income of $35 million in the fourth quarter

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of 1994.  This compares with operating income of $33 million in the fourth quarter of 1993. For 1994, operating income was $131 million, compared with $123 million in 1993.

The operating income increase for full year 1994 primarily reflected higher earnings from interest-sensitive products due to improved interest margins and business growth.

PROPERTY AND CASUALTY
The property and casualty (P&C) segment had an operating loss of $6 million for the fourth quarter of 1994. This compares with an operating loss of $124 million for the fourth quarter of 1993. For 1994, operating losses were $239 million, compared with losses of $680 million in 1993. For full year 1993, operating losses included $97 million after-tax for restructuring charges and a $221 million after-tax provision for future asbestos and environmental (A&E) litigation expenses.

Excluding A&E losses, P&C reported operating income of $55 million in the fourth quarter of 1994, compared with an operating loss of $80 million for the same period in 1993 and for the full year 1994, an operating loss of $60 million, compared with a loss of $313 million in 1993. For full year 1994, P&C results, excluding A&E, reflect the return to profitability for two businesses. The International division had operating income for 1994 of $43 million compared with a loss of $38 million in 1993, and the Special Risk unit of the Domestic operation reported income of $37 million for 1994, compared with a loss of $49 million in 1993.

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The A&E losses in the fourth quarter of 1994 were $61 million, compared with losses of $44 million in 1993. For full year 1994, A&E losses were $179 million, compared with losses of $367 million in 1993.

The fourth quarter and full year of 1994 included after-tax catastrophe losses of $3 million and $98 million, respectively. This compares with losses of $7 million and $94 million for the respective periods of 1993.

Excluding A&E losses, the GAAP combined ratio after policyholders' dividends was 110 and 117 for the fourth quarter and full year of 1994, compared with 126 and 124 for the comparable periods of 1993.

OTHER
Other Operations, which includes unallocated investment income, expenses and taxes, as well as the results of CIGNA's investment and real estate subsidiaries and settlement annuity business, had an operating loss of $43 million in the fourth quarter of 1994. This compares with an operating loss of $16 million in the fourth quarter of 1993. The fourth quarter 1994 loss reflects a charge of $16 million after-tax resulting from reserve strengthening for settlement annuity business and a loss of $8 million after-tax for an oil and gas divestiture.

For 1994, the operating loss was $81 million, compared with a loss of $78 million in 1993.


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
CIGNA CORPORATION
COMPARATIVE SUMMARY OF FINANCIAL RESULTS
(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                                                         [LOGO]
- --------------------------------------------------------------------------------------------------------------
                                                                 THREE MONTHS ENDED        TWELVE MONTHS ENDED
                                                                    DECEMBER 31,               DECEMBER 31,
                                                                 1994        1993           1994        1993
==============================================================================================================
REVENUES
    Premiums and fees                                           $  3,605   $  3,660       $ 13,912   $ 13,712
    Net investment income                                          1,006      1,024          3,946      3,902
    Other revenues                                                   120        127            492        506
    Realized investment gains (losses)                                (8)       129             42        282
- --------------------------------------------------------------------------------------------------------------
         Total                                                  $  4,723   $  4,940       $ 18,392   $ 18,402
- ----------------------------------------------------------------==============================================

OPERATING INCOME (LOSS) BY SEGMENT*
    Employee Life and Health Benefits:
        Indemnity                                               $    105   $    120       $    327   $    321
        HMOs                                                          45         35            204        142
                                                                ---------  ---------      ---------  ---------
                                                                     150        155            531        463
    Employee Retirement and Savings Benefits                          48         44            184        182
    Individual Financial Services                                     35         33            131        123
    Property and Casualty
        Operations                                                    55        (80)           (60)      (313)
        Asbestos and Environmental Losses                            (61)       (44)          (179)      (367)
                                                                ---------  ---------      ---------  ---------
    Total Property and Casualty                                       (6)      (124)          (239)      (680)
    Other Operations                                                 (43)       (16)           (81)       (78)
- --------------------------------------------------------------------------------------------------------------
        Total **                                                $    184   $     92       $    526   $     10
- ----------------------------------------------------------------==============================================

NET INCOME (LOSS) BY SEGMENT
    Employee Life and Health Benefits                           $    161   $    234       $    548   $    589
    Employee Retirement and Savings Benefits                          48         43            190        159
    Individual Financial Services                                     36         31            136        110
    Property and Casualty:
       Operations                                                     42        (42)           (56)      (163)
       Asbestos and Environmental Losses                             (61)       (44)          (179)      (367)
                                                                ---------  ---------      ---------  ---------
    Total Property and Casualty                                      (19)       (86)          (235)      (530)
    Other Operations                                                 (44)       (28)           (85)       (94)
- --------------------------------------------------------------------------------------------------------------
        Total **                                                $    182   $    194       $    554   $    234
- ----------------------------------------------------------------==============================================

SHAREHOLDERS' EQUITY at December 31                                                       $  5,811   $  6,575
- ------------------------------------------------------------------------------------------====================

WEIGHTED AVERAGE SHARES
    OUTSTANDING  (thousands)                                      72,315     72,101         72,317     72,022
- ----------------------------------------------------------------==============================================

PER SHARE:
    Operating income*                                           $   2.54   $   1.28       $   7.27   $   0.14
    After-tax realized investment gains (losses)                   (0.02)      1.42           0.39       3.11
- --------------------------------------------------------------------------------------------------------------

    Net income                                                  $   2.52   $   2.70       $   7.66   $   3.25
- ----------------------------------------------------------------==============================================

    Shareholders' Equity at December 31                                                   $  80.46   $  91.30
- ------------------------------------------------------------------------------------------====================

PROPERTY AND CASUALTY
    STATISTICS  (GAAP)
    Net written premiums                                        $    987   $  1,076       $  3,950   $  4,229
    Earned premiums                                             $  1,034   $  1,112       $  4,126   $  4,358
    Underwriting ratios:
        Loss and loss adjustment expense                            78.9%      89.9%          86.3%      97.6%
        Underwriting expense                                        34.4%      37.5%          35.4%      36.8%
- --------------------------------------------------------------------------------------------------------------
        Combined ratio                                             113.3%     127.4%         121.7%     134.4%
- ----------------------------------------------------------------==============================================
        Combined after policyholders' dividends                    118.6%     131.9%         123.9%     137.4%
- ----------------------------------------------------------------==============================================

    Pre-tax catastrophe losses                                  $      5   $     11       $    151   $    145
- ----------------------------------------------------------------==============================================

 * Operating income is defined as net income excluding after-tax realized investment results.
** Full year 1993 includes after-tax charges in the Property and Casualty segment of $97 million for restructuring and $221 million for future asbestos and environmental litigation expenses.